United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

June 2003

Valley of the Rio Doce Company
(Translation of Registrant’s name into English)

Avenida Graca Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F      Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes      No

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-       .)

Acquisition of CST Shares

Rio de Janeiro, June 24, 2003 – As announced by Companhia Vale do Rio Doce (CVRD) on March 27, 2003, CVRD and Arcelor agreed to buy shares of Companhia Siderúrgica de Tubarão (CST) owned by Acesita S.A. (Acesita). The transaction was completed on April 24, 2003. Such shares are not included in the CST controlling shareholders agreement.

With the conclusion of this transaction, CVRD now holds 24.934% of the common shares and 29.962% of CST preferred shares, totaling 28.022% of CST total capital, the same percentages of common and preferred shares held by Arcelor.

The acquisition by CVRD and Arcelor of 14.85% of CST’s common shares, currently owned by Acesita and included in the shareholders agreement, may take place in the future. Such sale will occur if the members of the current CST shareholders agreement authorize or upon the expiration of such agreement.

As previously informed at the time of the purchase offer presented to Acesita on December 20, 2002, the increase of CVRD’s stake in CST is temporary, given that a way out option from 2007 onwards is already guaranteed by contract, at a price to be determined at the time of the transaction.

CVRD and Arcelor confirm that the CST expansion project, which involves the construction of a third blast furnace, already approved by CST’s Board of Directors, will come on stream in the beginning of 2006. This project will be fully financed by CST from its own operating cash flow and/or debt issuance with no need for capital injections from its shareholders.

For further information, please contact:
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
Andreia Reis: andreia.reis@cvrd.com.br +55-21-3814-4643
Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557
Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
Eduardo Mello Franco: eduardo.mello.franco@cvrd.com.br +55-21-3814-9849
Rafael Azevedo: rafael.azevedo@cvrd.com.br +55-21-3814-4700

This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE
(Registrant)

	By:	/s/ Fabio de Oliveira Barbosa
Fabio de Oliveira Barbosa
Chief Financial Officer

Date: June 25, 2003